



02007681

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51037

RECEIVED MAR 06 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cleary Gull Investment Management Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue

(No. and Street)

Milwaukee	**WI**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L Michaelson **414-291-4542**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

111 E Kilbourn Avenue	**Milwaukee**	**WI**	**53202**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jeffrey L Michaelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cleary Gull Investment Management Services, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller, Financial & Operations Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Cleary Gull Investment Management Services Inc.
December 31, 2001 with Report of Independent Auditors

0111-0244235

Cleary Gull Investment Management Services Inc.

Statement of Financial Condition

December 31, 2001

Contents

Report of Independent Auditors 1

Financial Statements

Statement of Financial Condition........ 2
Notes to Statement of Financial Condition 3

ERNST & YOUNG

■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

Board of Directors
Cleary Gull Investment Management Services Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Investment Management Services Inc. (the Company) as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 15, 2002

Cleary Gull Investment Management Services Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 162,572
Receivables from brokers, dealers and others	3,044,609
Property and equipment, at cost, less accumulated depreciation of $110,501	123,783
Other assets	179,104
Total assets	$3,510,068
Liabilities and stockholder's equity	
Payables to brokers, dealers and others	$ 28,846
Payables to affiliate	869,509
Accounts payable and accrued expenses	407,534
Accrued compensation	710,697
	2,016,586
Stockholder's equity	1,493,482
Total liabilities and stockholder's equity	$3,510,068

See accompanying notes.

0111-0244235

Cleary Gull Investment Management Services Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Cleary Gull Investment Management Services Inc. (the Company), a wholly owned subsidiary of Tucker Anthony Sutro (the Parent Company), provides investment management services to high net worth individuals and institutional accounts. The Company is regulated by the National Association of Securities Dealers, Inc. On October 31, 2001, Royal Bank of Canada (RBC), through its wholly owned subsidiary, RBC Dain Rauscher, acquired all of the outstanding stock of the Parent Company, which was the Company's ultimate parent. As a result of this transaction, the Company's 401(k) plan and qualified profit sharing plan were terminated, and employees became eligible to participate in the RBC Dain Rauscher Retirement Plan. All outstanding stock awards and option grants as of October 31, 2001, became part of the consideration received from RBC.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Receivables from Brokers, Dealers and Others

Receivables from brokers, dealers and others primarily represents cash held at the clearing broker.

Property and Equipment

Property and equipment are carried at cost, less allowances for depreciation using straight-line and accelerated methods, over a useful life of three to seven years.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

For the period January 1, 2001 through October 31, 2001, the Company is included in the consolidated federal income tax return filed by the Parent Company. For the period November 1, 2001 through December 31, 2001, the Company is included in the consolidated federal income tax return of RBC Holdings (USA) Inc. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent Company or RBC Holdings (USA) and certain other subsidiaries of the Parent Company or RBC Holdings (USA). Federal, state and local taxes have been provided for in these financial statements based on separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent Company and its subsidiaries, which has not been modified subsequent to the RBC acquisition. In accordance with this agreement, any temporary tax differences will be attributed to the Parent Company. Accordingly, deferred tax assets of the Company are offset with current taxes payable.

3. Commitments and Contingencies

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Wexford Clearing Services Corporation, a guaranteed wholly owned subsidiary of Prudential Securities, Inc. In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2001, there were no amounts to be indemnified to Wexford for these customer transactions.

4. Related Party

Included in accounts payable and accrued expenses is a $276,878 payable to the Parent Company related to federal and state income taxes.

5. Employee Benefit Plan

Prior to the acquisition of the Parent Company, the Company sponsored a defined-contribution savings plan covering substantially all employees. The Plan was designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allowed participant contributions on a pretax basis.

6. Net Capital Requirements

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum capital as defined under the rule. Under this rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or $6\frac{2}{3}\%$ of aggregate indebtedness, as these terms are defined. The rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2001, the Company had regulatory net capital and net capital requirements of $1,164,204 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 1.73 to 1.

7. Stock Options

Prior to the RBC acquisition of the Parent Company, officers and other key employees of the Company were covered under the Parent Company's stock option plan. The cost of the Company's allocable share of stock based compensation is reflected in stockholder's equity. This statement of financial condition does not reflect any other adjustments arising from RBC's purchase of the Parent Company.

8. Subsequent Event

On January 18, 2002, certain members of management entered into a definitive agreement with the Parent Company to purchase the capital stock of the Company.

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, a Statement of Financial Condition at December 31, 2001, is available for examination at the Company's Milwaukee office and at the Chicago regional office of the Commission.